Exhibit 99
	For Release:	May 4, 2017
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports higher first quarter 2017 earnings

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2017 earnings of 97 cents per share on net income of $49.0 million and operating revenue of $365.6 million. Last year’s results were 93 cents per share on net income of $45.9 million and operating revenue of $333.8 million.

“It has been a tremendous start to 2017 as ALLETE begins the year with solid financial results and significant progress with several key growth initiatives. As previously disclosed, ALLETE Clean Energy has made a strategic investment of approximately $100 million in federal tax credit qualified turbines. This investment further positions ALLETE Clean Energy with additional growth opportunities as evidenced by two recently announced wind projects; a project expansion of up to 50 megawatts for Montana-Dakota Utilities Co. and a new 100 megawatt wind energy facility to be built and operated to service a long term PPA with Xcel Energy Inc. We anticipate additional future investment opportunities as these turbines have added to an already strong deal flow pipeline for ALLETE Clean Energy. Minnesota Power and Superior Water, Light and Power continue to move forward with their respective rate reviews in support of earning a fair return on their investments to serve customers,” said ALLETE Chairman, President and CEO Al Hodnik. “These accomplishments and our positioning initiatives over the past several years will benefit our stakeholders this year and beyond.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $43.5 million, an increase of $1.1 million over 2016 net income. Earnings increased primarily due to higher net income at Minnesota Power resulting from the implementation of interim retail rates on January 1, 2017, and kilowatt-hour sales primarily due to increased industrial sales. These increases were mostly offset by higher operating and maintenance, depreciation, property tax, and interest expenses. Our equity earnings in ATC increased $0.7 million after-tax, attributable to a larger investment balance and period over period changes in ATC’s estimate of a refund liability related to MISO return on equity complaints.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $6.7 million and a net loss of $0.3 million, respectively. Earnings at ALLETE Clean Energy increased $0.6 million primarily due the absence of a minority interest acquired in April 2016. U.S. Water’s results improved by $0.2 million primarily due to lower amortization expense related to purchase accounting adjustments from the 2015 acquisition, and lower operating expenses. Earnings at U.S. Water reflect results from selling certain products which are seasonal in nature, with higher demand typically realized in warmer months; generally, lower sales occur in the first quarter of each year.

Corporate and Other, which includes BNI Energy and ALLETE Properties, posted a net loss of $0.9 million for the quarter, compared to a net loss of $2.1 million in 2016. The net loss in 2017 decreased primarily due to lower accretion expense resulting from the contingent consideration liability.

Earnings per share for the quarter was diluted by 2 cents due to additional shares of common stock outstanding as of March 31, 2017.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through May 8, 2017 by calling (855) 859-2056, pass code 5208196. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn., BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2017	2016

Operating Revenue	$365.6	$333.8
Operating Expenses
Fuel and Purchased Power	93.0	76.9
Transmission Services	16.6	16.8
Cost of Sales	35.2	33.3
Operating and Maintenance	83.3	78.1
Depreciation and Amortization	50.5	48.1
Taxes Other than Income Taxes	14.4	13.8
Total Operating Expenses	293.0	267.0
Operating Income	72.6	66.8
Other Income (Expense)
Interest Expense	(17.2)	(16.9)
Equity Earnings in ATC	6.1	4.8
Other	0.6	1.0
Total Other Expense	(10.5)	(11.1)
Income Before Non-Controlling Interest and Income Taxes	62.1	55.7
Income Tax Expense	13.1	9.3
Net Income	49.0	46.4
Less: Non-Controlling Interest in Subsidiaries	—	0.5
Net Income Attributable to ALLETE	$49.0	$45.9
Average Shares of Common Stock
Basic	50.2	49.2
Diluted	50.4	49.2
Basic Earnings Per Share of Common Stock	$0.97	$0.93
Diluted Earnings Per Share of Common Stock	$0.97	$0.93
Dividends Per Share of Common Stock	$0.535	$0.52

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2017	2016		2017	2016
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$81.8	$27.5	Current Liabilities	$364.6	$399.5
Other Current Assets	278.8	267.0	Long-Term Debt	1,370.2	1,370.4
Property, Plant and Equipment - Net	3,745.3	3,741.2	Deferred Income Taxes	568.6	554.6
Regulatory Assets	320.9	330.1	Regulatory Liabilities	125.0	125.8
Investment in ATC	140.2	135.6	Defined Benefit Pension & Other	195.1	210.9
Other Investments	57.7	55.6	Other Non-Current Liabilities	316.9	322.7
Goodwill and Intangibles - Net	212.0	213.4	Shareholders’ Equity	2,001.5	1,893.0
Other Non-Current Assets	105.2	106.5
Total Assets	$4,941.9	$4,876.9	Total Liabilities and Shareholders’ Equity	$4,941.9	$4,876.9

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2017	2016
Millions
Regulated Operations	$43.5	$42.4

Energy Infrastructure and Related Services
ALLETE Clean Energy	6.7	6.1
U.S. Water Services	(0.3)	(0.5)

Corporate and Other	(0.9)	(2.1)
Net Income Attributable to ALLETE	$49.0	$45.9
Diluted Earnings Per Share	$0.97	$0.93

Statistical Data
Corporate
Common Stock
High	$68.38	$58.34
Low	$61.64	$48.26
Close	$67.71	$56.07
Book Value	$39.34	$37.55

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	323	329
Commercial	369	368
Municipal	215	219
Industrial	1,762	1,594
Total Retail and Municipal	2,669	2,510
Other Power Suppliers	1,041	1,130
Total Regulated Utility Kilowatt-hours Sold	3,710	3,640

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal
Residential	$34.7	$32.9
Commercial	36.0	32.5
Municipal	18.2	15.9
Industrial	120.5	99.9
Total Retail and Municipal	209.4	181.2
Other Power Suppliers	41.2	42.2
Other	31.0	28.9
Total Regulated Utility Revenue	$281.6	$252.3

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.